Exhibit (a)(6)

NOTICE OF WITHDRAWAL

        If you previously elected to have your options canceled that were granted to you in any of (1) the 2006 Option Grant issued pursuant to the 2001 Option Plan, (2) the 2007 Option Grant issued pursuant to the 2006 Option Plan or (3) the 2006 Performance Option Grant issued pursuant to the 2006 Option Plan (each of the options granted in the 2006 Option Grant, the 2007 Option Grant and the 2006 Performance Option Grant, an “Eligible Option”), in each case in order to be granted new options, but you would like to change your decision and withdraw your election, you must sign this Notice of Withdrawal and return it to Tom Larson by fax at (513) 492-6915 or by email at tlarson@luxotticaRetail.com at or before 11:59 p.m., Eastern Daylight Time, on June 12, 2009, unless the offer is extended. This Notice of Withdrawal must be received by the Company before the offer expires.  If you have questions, please contact Tom Larson by telephone at (513) 765-6915 between the hours of 9:00 a.m. and 5:00 p.m., Eastern Daylight Time, or by email at tlarson@luxotticaRetail.com.

To Luxottica Group S.p.A.:

        I previously received a copy of the Offer to Reassign Share Options dated May 15, 2009 (the “Offer to Reassign”) and an election form (the “Election Form”). I signed and returned the Election Form, in which I elected to accept Luxottica’s offer to cancel my Eligible Options that were issued in the Option Grant(s) that I designated on such Election Form in order to be granted new options. I now wish to withdraw my election in respect of all of the Eligible Options that were issued in the Option Grant(s) that I have designated below, which I had previously tendered (please mark with an ‘X,’ as applicable, to indicate the Option Grant(s) in which the options that you previously tendered and now wish to withdraw were issued):

2006 Options

2007 Options

2006 Performance Options

        I understand that by signing this Notice of Withdrawal and delivering it to you, I will be withdrawing my previous acceptance of the offer and I will not be surrendering for cancellation any of the options that were issued in the Option Grant(s) designated above.

        I understand that in order to withdraw, I must sign, date and deliver this Notice of Withdrawal to you at or before 11:59 p.m., Eastern Daylight Time, on June 12, 2009, or if Luxottica extends the deadline to tender Eligible Options, before the extended expiration of the offer.  I understand that I may also withdraw my previous acceptance of the offer if Luxottica has not accepted my surrendered Eligible Options after 40 business days following the commencement of the offer.

        By withdrawing my election to Luxottica to have my Eligible Options canceled that were issued in the Option Grant(s) designated above, I understand that I will not receive any new options in respect of such withdrawn options and I will keep my old options (with the same exercise price as before). These options will continue to be governed by the stock option plan (i.e., the 2001 Option Plan or the 2006 Option Plan) under which they were granted and existing option grant documents between Luxottica and me.

        I have completed and signed the following exactly as my name appears on my original Election Form.

        I do not wish you to have any of my Eligible Options canceled that were issued in the Option Grant(s) designated above.

☒
Signature

Date:	, 2009

Name:
(Please Print)

I.D./Social Security No.: